



THE POWER OF MEDICINE, REINVENTED

First Quarter 2018 Earnings Conference Call

May 2, 2018

## Safe Harbor

*This presentation may include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words "will," "may," "believe," "expect," "anticipate," "estimate," "project" and similar expressions, and the negatives thereof, identify forward-looking statements, each of which speaks only as of the date the statement is made. Although we believe that our forward-looking statements are based on reasonable assumptions within the bounds of our knowledge of our business and operations, our business is subject to significant risks and as a result there can be no assurance that actual results of our research, development and commercialization activities and our results of operations will not differ materially from the results contemplated in such forward-looking statements. These risks include: (i) risks relating to our exchangeable senior notes including use of the net proceeds from the offering of the notes and other future events related to the notes; (ii) risks relating to the divestiture of our former pediatric business including whether such divestiture will be accretive to our operating income and cash flow; (iii) risks relating to our license agreement with Serenity Pharmaceuticals, LLC including that our internal analyses may overstate the market opportunity in the United States for the drug desmopressin acetate (the "Drug") or we may not effectively exploit such market opportunity, that significant safety or drug interaction problems could arise with respect to the Drug, that we may not successfully increase awareness of nocturia and the potential benefits of the Drug, and that the need for management to focus attention on the development and commercialization of the Drug could cause our ongoing business operations to suffer; and (iv) the other risks, uncertainties and contingencies described in the Company's filings with the U.S. Securities and Exchange Commission, including our annual report on Form 10-K for the year ended December 31, 2017, in particular disclosures that may be set forth in particular under the captions "Forward-Looking Statements" and "Risk Factors," including without limitation: our dependence on a small number of products and customers for the majority of our revenues; the possibility that our Bloxiverz®,Vazculep® and Akovaz® products, which are not patent protected, could face substantial competition resulting in a loss of market share or forcing us to reduce the prices we charge for those products; the possibility that we could fail to successfully complete the research and development for pipeline products we are evaluating for potential application to the FDA pursuant to our "unapproved-to-approved" strategy, or that competitors could complete the development of such products and apply for FDA approval of such products before us; the possibility that our products may not reach the commercial market or gain market acceptance; our need to invest substantial sums in research and development in order to remain competitive; our dependence on certain single providers for development of several of our drug delivery platforms and products; our dependence on a limited number of suppliers to manufacture our products and to deliver certain raw materials used in our products; the possibility that our competitors may develop and market technologies or products that are more effective or safer than ours, or obtain regulatory approval and market such technologies or products before we do; the challenges in protecting the intellectual property underlying our drug delivery platforms and other products; and our dependence on key personnel to execute our business plan.*

# 1Q 2018 Call Outline

I. 1Q overview of strategic progress

II. REST-ON Phase III trial

III. NOCTIVA™ launch update

IV. Hospital products & development update

V. Financial Results

   I. GAAP Results

   II. Non-GAAP Results

   III. Cash Flow

   IV. 2018 Guidance



- 1Q 2018 revenues of $33.3 million & adjusted LPS of $(0.34)
- Granted Orphan Drug Designation for FT 218 & increased REST-ON trial enrollment
- Divested four pediatric products to Cerecor, Inc.
- Launched NOCTIVA to the trade four weeks ahead of schedule
- $138.4 million in net proceeds from convertible offering

# REST-ON Phase III Trial



# REST-ON Status Update



Trial enrollment is active and improving

Recent enrollment trends have increased almost 30%

Australian sites in process of being initiated – opportunity to provide more sodium oxybate naïve patients

Update on trial to be provided in 2H 2018

Ongoing clinical work to support robust regulatory and patent strategy

Avadel™

# NOCTIVA™ Launch Update


Rx Only
NDC 71758-107-55
Noctiva
(desmopressin acetate)
1.66 mcg / 0.1 m
*each spray contains 0.1 mL
Net Content 3.8g or 30 doses
FOR INTRANASAL USE
Avadel
Rx Only
NDC 71758-106-55
Noctiva
(desmopressin acetate) Nasal Spray
0.83 mcg / 0.1 m
*each spray contains 0.1 mL
Net Content 3.8g or 30 doses
FOR INTRANASAL USE
Avadel

# NOCTIVA™: Launch Update

- 20k sales calls and over 600,000 print & digital engagement impressions reaching over 90% of our target audience
- Exclusive partnerships with the leading clinical and scientific educational platforms
- Unique, therapeutic category for NOCTIVA in leading compendium – **NO** therapeutic equivalents
- Shipped to the trade early March – 4 wks ahead of schedule
- Estimate ~100M patients covered & have access to NOCTIVA
- Approximately 20M of covered are in a preferred brand position
- Patient access programs - designed to have patients pay no more than $40



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If it does, it may be nocturia
Noctiva
FOR INTRANASAL USE
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Noctiva (desmopressin acetate) Nasal Spray
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PAY NO MORE THAN
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Avadel
When you wake up 2 or more times a night to urinate, you may have nocturia



## Hospital Products & Development Update

Avadel™

- Bloxiverz®, Akovaz®, and Vazculep® continue to provide us with high margin sales
- Leading market share positions across all products
- Provided opportunity to fund our clinical work, acquire NOCTIVA & raise capital
- Developing fourth sterile injectable product est. $30-$40 M annual revenues beginning 2020
- Evaluating historical SC Medusa™ IL-2 XL for potential opportunities

First Quarter 2018 Financial Results

# Items of Note



First quarter revenue was $33.3 million – above consensus; Reiterate 2018 guidance

Settled Deerfield warrants – we received $2.9 M in cash & issued ~603,000 shares; over last 12 months reduced shares outstanding ~12%

Hospital products still carry over 85% gross margins

Cash balance almost $200 M at March 31, 2018 following oversubscribed convertible offering of $144 M

New revenue recognition accounting rules did not have material impact on revenue recognized in Q1 compared to prior policies

# Non-GAAP Financial Results



*Reconciliations from GAAP to Non-GAAP can be found in the appendix

| | Three Months Ended | | |
| --- | --- | --- | --- |
| (in $000s, except for per share amounts | 03/31/18 | 12/31/17 | 03/31/17 |
| | | | |
| **Total revenues** | $ 33,293 | $ 35,094 | $ 52,507 |
| | | | |
| Cost of products | 6,592 | 4,048 | 3,856 |
| Research and development expenses | 9,951 | 11,325 | 7,206 |
| Selling, general and admin expenses | 24,487 | 23,056 | 11,812 |
| Intangible asset amortization | - | - | - |
| Restructuring costs | - | - | - |
| Operating expenses | 41,030 | 38,429 | 22,874 |
| Contingent consideration payments and accruals | 5,790 | 6,067 | 9,616 |
| | | | |
| **Operating income (loss)** | **(13,527)** | **(9,402)** | **20,017** |
| Investment income and other income (expense), net | 185 | 161 | 1,052 |
| Interest expense, net | (941) | (263) | (263) |
| Other expense - contingent consideration payments and accruals | (797) | (832) | (1,299) |
| | | | |
| **Income (loss) before income taxes** | **(15,080)** | **(10,336)** | **19,507** |
| | | | |
| Income tax (benefit) provision | (2,082) | (381) | 7,706 |
| | | | |
| **Net income (loss)** | $ (12,998) | $ (9,955) | $ 11,801 |
| | | | |
| **Diluted earnings (loss) per share** | $ (0.34) | $ (0.25) | $ 0.28 |
| **Weighted average number of shares outstanding - diluted** | 38,559 | 39,350 | 42,810 |

# GAAP Financial Results



| (in $000s, except for per share amounts | Three Months Ended | | |
|---|---|---|---|
| | **03/31/18** | **12/31/17** | **03/31/17** |
| **Total revenues** | $ 33,293 | $ 34,752 | $ 52,507 |
| Cost of products | 6,592 | 4,048 | 3,902 |
| Research and development expenses | 9,951 | 11,325 | 7,206 |
| Selling, general and admin expenses | 24,487 | 23,056 | 11,812 |
| Intangible asset amortization | 1,767 | 1,967 | 564 |
| Restructuring costs | 153 | (631) | 2,653 |
| Operating expenses | 42,950 | 39,765 | 26,137 |
| (Gain) loss - changes in fair value of related party contingent consideration | 2,968 | (933) | (6,971) |
| **Operating income (loss)** | **(12,625)** | **(4,080)** | **33,341** |
| Investment income and other income (expense), net | 54 | (426) | 821 |
| Interest expense, net | (1,597) | (263) | (263) |
| Other (expense) income - changes in fair value of related party payable | (395) | (917) | 550 |
| **Income (loss) before income taxes** | **(14,563)** | **(5,686)** | **34,449** |
| Income tax (benefit) provision | (2,327) | 2,559 | 8,539 |
| **Net income (loss)** | **$ (12,236)** | **$ (8,245)** | **$ 25,910** |
| **Diluted earnings (loss) per share** | **$ (0.32)** | **$ (0.21)** | **$ 0.61** |

# Cash Flow Summary



| in $000's | Three Months ended March 31, | |
| --- | --- | --- |
| | **2018** | **2017** |
| **TOTAL Cash and Marketable Securities** | | |
| **Beginning Balance** | $ **94,075** | $ **154,195** |
| Operating cash flows (excl Noctiva and earnouts) | 3,504 | 33,477 |
| Noctiva operating spending | (14,897) | - |
| Earnout payments | (6,615) | (8,169) |
| **Total Operating Cash Flows** | (18,008) | 25,308 |
| | | |
| Issuance of exchangeable notes, net of issuance costs | 138,359 | - |
| Share repurchases | (18,000) | - |
| Warrant and stock option exercises | 2,911 | 38 |
| Royalty payments | (402) | (444) |
| Other | (755) | 117 |
| **Total Investing and Financing Cash Flows** | 122,113 | (289) |
| | | |
| **Total Change in Cash and Marketable Securities** | **104,105** | **25,019** |
| **Ending Balance** | $ **198,180** | $ **179,214** |

| 2018 Guidance | Range |
|---|---|
| Total Revenue | $105M - $125M |
| Noctiva Revenues | $10M - $20M |
| R&D Expense | $40M - $50M |
| SG&A Expense | $80M - $90M |
| Income Tax Benefit | *0% - 10%* |

### 2018 Guidance Reaffirmed

# Question & Answer

# Appendix

# Revenues by Product (GAAP)



| in $000's | Q1 2018 | Q4 2017 | Q1 2017 |
|---|---|---|---|
| Bloxiverz | $ 7,491 | $ 8,055 | $ 13,902 |
| Vazculep | 12,961 | 8,281 | 10,179 |
| Akovaz | 10,217 | 15,507 | 25,638 |
| Noctiva | 666 | - | - |
| Other | 1,826 | 2,989 | 2,038 |
| **Total product sales** | $ 33,161 | $ 34,832 | $ 51,757 |
| **License revenue** | 132 | (80) | 750 |
| **Total revenues** | $ 33,293 | $ 34,752 | $ 52,507 |



# GAAP to Non-GAAP Reconciliations



| | GAAP | GAAP to Non-GAAP adjustments for the three months ended March 31, 2018 | | | | | | | | |
| | | Exclude | | | | | | Include | | |
| | | Intangible asset amortization | Foreign exchange (loss) gain | Restructuring impacts | Equity Securities unrealized gain/loss | Exchangeable Notes interest payments | Contingent related party payable fair value remeasurements | Contingent related party payable paid/accrued | Total Adjustments | Adjusted GAAP |
|---|---|---|---|---|---|---|---|---|---|---|
| Product sales | $ 33,161 | $ - | $ - | $ - | $ - | $ - | $ - | $ - | $ - | $ 33,161 |
| License and research revenue | 132 | - | - | - | - | - | - | - | - | 132 |
| Total revenue | 33,293 | - | - | - | - | - | - | - | - | 33,293 |
| Cost of products | 6,592 | - | - | - | - | - | - | - | - | 6,592 |
| Research and development expenses | 9,951 | - | - | - | - | - | - | - | - | 9,951 |
| Selling, general and administrative expenses | 24,487 | - | - | - | - | - | - | - | - | 24,487 |
| Intangible asset amortization | 1,767 | (1,767) | - | - | - | - | - | - | (1,767) | - |
| Changes in fair value of related party contingent consideration | 2,968 | - | - | - | - | - | (2,968) | 5,790 | 2,822 | 5,790 |
| Restructuring costs | 153 | - | - | (153) | - | - | - | - | (153) | - |
| Total operating expenses | 45,918 | (1,767) | - | (153) | - | - | (2,968) | 5,790 | 902 | 46,820 |
| Operating income (loss) | (12,625) | 1,767 | - | 153 | - | - | 2,968 | (5,790) | (902) | (13,527) |
| Investment and other income (expense), net | 54 | - | (167) | - | 298 | - | - | - | 131 | 185 |
| Interest Expense | (1,597) | - | - | - | - | 656 | - | - | 656 | (941) |
| Other Expense - changes in fair value of related party payable | (395) | - | - | - | - | - | 395 | (797) | (402) | (797) |
| Income (loss) before income taxes | (14,563) | 1,767 | (167) | 153 | 298 | 656 | 3,363 | (6,587) | (517) | (15,080) |
| Income tax provision (benefit) | (2,327) | 371 | - | - | (3) | - | 123 | (246) | 245 | (2,082) |
| Net (loss) income | $ (12,236) | $ 1,396 | $ (167) | $ 153 | $ 301 | $ 656 | $ 3,240 | $ (6,341) | $ (762) | $ (12,998) |
| *Net (loss) income per share - diluted* | $ (0.32) | $ 0.04 | $ - | $ - | $ 0.01 | $ 0.02 | $ 0.08 | $ (0.15) | $ (0.02) | $ (0.34) |
| Weighted average number of shares outstanding - Diluted | 38,559 | 38,559 | 38,559 | 38,559 | 38,559 | 38,559 | 38,559 | 38,559 | 38,559 | 38,559 |



| | GAAP | Intangible asset amortization | Foreign exchange (gain)/loss | Restructuring impacts | U.S. Income Tax Reform | License Revenue Adjustment | Contingent related party payable fair value remeasurements | Contingent related party payable paid/accrued | Total Adjustments | Adjusted GAAP |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | **Exclude** | | | | **Include** | | |
| Product sales | $ 34,832 | $ - | $ - | $ - | $ - | $ - | $ - | $ - | $ - | $ 34,832 |
| License revenue | (80) | - | - | - | - | 342 | - | - | 342 | 262 |
| Total revenue | 34,752 | - | - | - | - | 342 | - | - | 342 | 35,094 |
| Cost of products | 4,048 | - | - | - | - | - | - | - | - | 4,048 |
| Research and development expenses | 11,325 | - | - | - | - | - | - | - | - | 11,325 |
| Selling, general and administrative expenses | 23,056 | - | - | - | - | - | - | - | - | 23,056 |
| Intangible asset amortization | 1,967 | (1,967) | - | - | - | - | - | - | (1,967) | - |
| Changes in fair value of related party contingent consideration | (933) | - | - | - | - | - | 933 | 6,067 | 7,000 | 6,067 |
| Restructuring costs | (631) | - | - | 631 | - | - | - | - | 631 | - |
| Total operating expenses | 38,832 | (1,967) | - | 631 | - | - | 933 | 6,067 | 5,664 | 44,496 |
| Operating income (loss) | (4,080) | 1,967 | - | (631) | - | 342 | (933) | (6,067) | (5,322) | (9,402) |
| Investment and other income (expense), net | (426) | - | 587 | - | - | - | - | - | 587 | 161 |
| Interest Expense | (263) | - | - | - | - | - | - | - | - | (263) |
| Other Expense - changes in fair value of related party payable | (917) | - | - | - | - | - | 917 | (832) | 85 | (832) |
| Income (loss) before income taxes | (5,686) | 1,967 | 587 | (631) | - | 342 | (16) | (6,899) | (4,650) | (10,336) |
| Income tax provision (benefit) | 2,559 | 706 | - | - | (3,513) | - | 307 | (440) | (2,940) | (381) |
| Net income (loss) | $ (8,245) | $ 1,261 | $ 587 | $ (631) | $ 3,513 | $ 342 | $ (323) | $ (6,459) | $ (1,710) | $ (9,955) |
| Net income (loss) per share - diluted | $ (0.21) | $ 0.03 | $ 0.01 | $ (0.02) | $ 0.09 | $ 0.01 | $ (0.01) | $ (0.16) | $ (0.04) | $ (0.25) |
| Weighted average number of shares outstanding - Diluted | 39,350 | 39,350 | 39,350 | 39,350 | 39,350 | 39,350 | 39,350 | 39,350 | 39,350 | 39,350 |

**GAAP to Non-GAAP adjustments for the three months ended December 31, 2017**

# GAAP to Non-GAAP Reconciliations



| | GAAP | Intangible asset amortization | Foreign exchange (loss) gain | Restructuring impacts | Purchase accounting adjustments - FSC | Contingent related party payable fair value remeasurements | Contingent related party payable paid/accrued | Total Adjustments | Adjusted GAAP |
|---|---|---|---|---|---|---|---|---|---|
| | | | | **Exclude** | | | **Include** | | |
| Product sales | $ 51,757 | $ - | $ - | $ - | $ - | $ - | $ - | $ - | $ 51,757 |
| License and research revenue | 750 | - | - | - | - | - | - | - | 750 |
| Total revenue | 52,507 | - | - | - | - | - | - | - | 52,507 |
| Cost of products | 3,902 | - | - | - | (46) | - | - | (46) | 3,856 |
| Research and development expenses | 7,206 | - | - | - | - | - | - | - | 7,206 |
| Selling, general and administrative expenses | 11,812 | - | - | - | - | - | - | - | 11,812 |
| Intangible asset amortization | 564 | (564) | - | - | - | - | - | (564) | - |
| Changes in fair value of related party contingent consideration | (6,971) | - | - | - | - | 6,971 | 9,616 | 16,587 | 9,616 |
| Restructuring costs | 2,653 | - | - | (2,653) | - | - | - | (2,653) | - |
| Total operating expenses | 19,166 | (564) | - | (2,653) | (46) | 6,971 | 9,616 | 13,324 | 32,490 |
| Operating income (loss) | 33,341 | 564 | - | 2,653 | 46 | (6,971) | (9,616) | (13,324) | 20,017 |
| Investment and other income (expense), net | 821 | - | 231 | - | - | - | - | 231 | 1,052 |
| Interest Expense | (263) | - | - | - | - | - | - | - | (263) |
| Other Expense - changes in fair value of related party payable | 550 | - | - | - | - | (550) | (1,299) | (1,849) | (1,299) |
| Income (loss) before income taxes | 34,449 | 564 | 231 | 2,653 | 46 | (7,521) | (10,915) | (14,942) | 19,507 |
| Income tax provision (benefit) | 8,539 | 201 | - | - | 17 | (360) | (691) | (833) | 7,706 |
| Net income (loss) | $ 25,910 | $ 363 | $ 231 | $ 2,653 | $ 29 | $ (7,161) | $ (10,224) | $ (14,109) | $ 11,801 |
| *Net income (loss) per share - diluted* | $ 0.61 | $ 0.01 | $ 0.01 | $ 0.06 | $ - | $ (0.17) | $ (0.24) | $ (0.33) | $ 0.28 |
| Weighted average number of shares outstanding - Diluted | 42,810 | 42,810 | 42,810 | 42,810 | 42,810 | 42,810 | 42,810 | 42,810 | 42,810 |

GAAP to Non-GAAP adjustments for the three months ended March 31, 2017